United States securities and exchange commission logo





                             March 14, 2023

       Raluca Dinu
       Chief Executive Officer
       GigCapital5, Inc.
       1731 Embarcadero Rd., Suite 200
       Palo Alto, CA 94303

                                                        Re: GigCapital5, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed February 14,
2023
                                                            File No. 333-269760

       Dear Raluca Dinu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed on February 14, 2023

       Cover Page

   1. Please revise the prospectus cover page to disclose the expected ownership percentages in the combined company of
GigCapital5   s public stockholders, the Sponsor and its
                                                        affiliates, QT Imaging
stockholders and PIPE investors. To the extent applicable, disclose the total expected
ownership of the Sponsor following the transaction, inclusive of any investments the Sponsor
plans to make through financing transactions, such as the PIPE investment.
   2. Please disclose on the cover page and in the prospectus summary whether the combined company will be a
controlled company    as defined under the relevant NYSE listing rules
                                                        and, if so, whether you
intend to rely on the exemptions as a controlled company. If applicable, please
include risk factor disclosure that discusses the effect, risks and
 Raluca Dinu
FirstName  LastNameRaluca Dinu
GigCapital5, Inc.
Comapany
March      NameGigCapital5, Inc.
       14, 2023
March2 14, 2023 Page 2
Page
FirstName LastName
         uncertainties of being designated a controlled company, including but not limited to, the result that you may elect not to comply with certain corporate governance requirements.
Questions and Answers about the Proposed Business Combination
Q: What Equity Stake will Current GigCapital5 Public Stockholders, the Sponsor..., page 11

3. Please clarify, if true, that the sponsor will receive additional securities pursuant to an
         anti-dilution adjustment based on the company   s additional financing
activities. If
         applicable, please quantify the number and value of securities the sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders. Questions and Answers
Q. WHAT EQUITY STAKE WILL CURRENT GIGCAPITAL5 PUBLIC
SHAREHOLDERS..., page 11

4. With reference to the Merger Consideration Earnout Shares discussed on page 28 of the filing, please disclose these shares within the Additional Potential Dilution section of your tabular presentation at the top of page 12 or explain why such disclosure is not necessary.
         Address this comment as it relates to similar tabular presentations throughout your filing.
Q: Do I have redemption rights?, page 16

5. Clarify, if true, that holders of your public warrants and holders of warrants through your units cannot exercise redemption rights with respect to the warrants. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
Summary, page 27

6. Please revise to expand your descriptions of GigCapital5 and QT Imaging in this section.
         We note your disclosure on pages 58 and 97 that the audit opinions for QT Imaging and
         GigCapital5 include a paragraph related to substantial doubt about the ability of QT
         Imaging GigCapital5, respectively, to continue as a going concern. Please revise to provide prominent disclosure in the Summary. With respect to QT Imaging, please expand your disclosure to discuss the types of products and services QT Imaging provides and how it generates revenue.
7. Please balance your disclosure to include equally prominent disclosure of the limitations and challenges QT Imaging faces in implementing its business strategy including, but not limited to, the significant operating losses incurred since your inception, failure to demonstrate scale of deployment and manufacturing necessary to achieve commercial viability since receiving 510(k) premarket clearance in 2017, and the limited applicability of your lead product as a supplementary imaging device only instead of as a replacement for screening mammography.
 Raluca Dinu
FirstName  LastNameRaluca Dinu
GigCapital5, Inc.
Comapany
March      NameGigCapital5, Inc.
       14, 2023
March3 14, 2023 Page 3
Page
FirstName LastName
8. We refer to your disclosure on pages F-17 and F-36 that the deferred underwriting fees of
         $9,200,000 are contingent on the completion of the business combination, subject to the terms of the underwriting agreement, including the performance of additional services after the IPO in connection with a proposed business combination. Please revise to include disclosure of the deferred underwriting fees in the Summary, where appropriate.
GigCapital5 Conflicts of Interest, page 33

9. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement.
10.      Please expand your disclosure regarding the sponsor   s ownership
interest in the target
         company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
11. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Please also revise your disclosure summarizing the background of the business combination to discuss the negotiation of this agreement.
12. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Key Agreements, page 35

13. Please revise to expand the description of your distribution agreement with Innovador to include the material terms of the agreement. For example, clarify whether Innovador is the exclusive distributor of QT Imaging products in the defined territory, which party has the right to set prices for such components or machines and whether QT Imaging has to pay any commissions.
PIPE Investment, page 37

14. We note that you have arranged to sell additional securities to raise funds to satisfy the minimum cash required to complete the business combination transaction after returning funds to redeeming stockholders. Please clarify the current status of discussions and negotiations regarding the contemplated PIPE Investment or convertible note financing.
         Revise the disclosure to discuss the key terms of any convertible securities and to disclose the potential impact of those securities on non-redeeming shareholders, as applicable. To the extent that negotiation and marketing processes for a PIPE are ongoing, please disclose material details of those processes, including who selected the potential PIPE investors, the relationships the PIPE investors have to GigCapital5, the Sponsor, QT
 Raluca Dinu
GigCapital5, Inc.
March 14, 2023
Page 4
         Imaging and their affiliates, and the placement agent and how the terms of the PIPE transaction were determined, as applicable.
15. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business
         combination. Disclose if the SPAC   s Sponsor, directors, officers or
their affiliates will
         participate in the private placement.
As an "emerging growth company," we cannot be certain if the reduced disclosure requirements..., page 117

16. Please revise your risk factor disclosure here to also state that as a result of your election not to opt out of the extended transition period, the financial statements of the combined company may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. Unaudited Pro Forma Condensed Combined Financial Statements , page 123

17. Please expand the Description of the Merger section to provide the computation of the
         Aggregate Closing Merger Consideration Value as defined on page 1 of the filing. In addition, please describe the Merger Consideration Earn-Out Shares as discussed on pages
         28 through 30 of the filing. With reference to the terms of the earn-out agreement, disclose the proposed accounting for such shares and clarify why these shares are not reflected in your pro forma financial statements. In addition, with reference to the tabular presentation on page 126 which presents the pro forma shares of the combined Company common stock issued and outstanding immediately after the Merger, disclose and quantify the Earn-Out shares that are excluded.
18. Please expand the Basis of Pro Forma Presentation to clarify how you determined the
         $10.18 redemption price.
19. You disclose on the bottom of page 125 that the four levels of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that there are no adjustments for the outstanding Public
         Warrants, Private Placement Warrants or shares issued for the PIPE Investment. We note however that Note (B) reflects the issuance of 2,600,000 GigCapital5 common stock under the PIPE Subscription Agreement. Please address this apparent inconsistency.
20. Note (B) reflects the sale under a PIPE Subscription Agreement with the PIPE Investors of 2,600,000 shares of GigCapital5 Common Stock. With reference to your disclosures on page 37 that GigCapital5 may enter into PIPE Subscription Agreements, please address
FirstName LastNameRaluca Dinu
       the need to provide additional pro forma information that addresses scenarios under which
Comapany    NameGigCapital5,
       you do                   Inc. Subscription Agreement. Refer to Article
11-02(a)(10) of
              not enter into a PIPE
March Regulation   S-X.
       14, 2023 Page  4
FirstName LastName
 Raluca Dinu
FirstName  LastNameRaluca Dinu
GigCapital5, Inc.
Comapany
March      NameGigCapital5, Inc.
       14, 2023
March5 14, 2023 Page 5
Page
FirstName LastName
21. Note (I) references $4,140,600 of transactions expenses paid in GigCapital5 Common stock. However, we note that your forma unaudited balance sheet includes an adjustment
         (I) which increases additional paid in capital by $8,062,520 and accumulated deficit by
         $8,087,668. Please expand your note to reconcile and explain these adjustments, including how such amounts were determined.
22. Note (I) reflects the recording of the estimated QT Imaging Transaction Expenses and
         Unpaid GigCapital5 Transaction Expenses not reflected in the historical statements and the payment of $11,000,000 of such transaction expenses in cash with an additional
         $4,140,600 paid in GigCapital5 Common Stock. Please quantify the transaction costs not reflected in the historical financial statements of QT Imaging and GigCapital5 and reconcile such amount to Note (N) which reflects $14,865,854 in estimated direct and incremental transaction costs that will be incurred and expensed through the Closing.
         Please confirm that the costs reflected in Note (N) are additional costs not already reflected in the historical financial statements. In doing so, expand Note (N) to to identify the nature of the transaction costs incurred and the related entity reporting these costs.
23. With reference to Note (J), please separately disclose the GigCapital5 Common Stock issued for the conversion of the QT Imaging Convertible Note. With reference to the original conversion terms of the note, please address the accounting implications for this conversion, including the need to reflect a gain or loss on the conversion. In this regard, we note your tabular presentation on page 126 indicates that 320,172 GigCapital5
         Common Stock will be issued for $2,349,131.
24. Notes (L) and (Q) reflect the reversal of stock-based compensation on QT Imaging
         Options and warrant expense, for other than In-The-Money Company Warrants, both of which are assumed to be cancelled as of January 1, 2021. We note that these options and warrants are being exchanged for GigCapital5 shares. With reference to the original terms of the QT Imaging options and warrants, please clarify whether the terms of the options and warrants were modified and if so, (i) discuss the accounting implication of such modification and (ii) reflect any necessary pro forma adjustments related to the modification. Reference the authoritative literature you relied
on.
25.      Note (Q) excludes the In-the-Money Company Warrants. We also note your tabular
         presentation on page 126 assumes all In-the-Money Company Warrants will be exercised prior to the Merger. Please disclose how you how you determined which warrants were
         "in-the-money" and, if material, address the need to reflect the proceeds from the exercise of such warrants in your pro forma financial statements.
26. We note, as disclosed on page 347, that on September 26, 2022, GigCapital5 issued the
         Working Capital Note as an unsecured convertible promissory note to the Sponsor, which was subsequently amended and restated on October 26, 2022, November 28, 2022,
         December 27, 2022 and January 26, 2023, for a collective principal amount of $325,000 .
         The Working Capital Note is convertible at the Sponsor   s election
upon the
         consummation of the initial business combination. Please address the need to reflect these
 Raluca Dinu
GigCapital5, Inc.
March 14, 2023
Page 6
         notes as issued and then either (i) converted into units or (ii) repaid in cash within your pro forma financial statements. If there are varying scenarios related to the conversion/repayment of these notes, address these various scenarios. See Article 11-
         02(a)(10) of Regulation S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations and Known Trends or Future Events, page 192

27. Please describe the results of operations of GigCapital5, inc. and QT Imaging Inc. for period from January 19, 2021 (Inception) through December 31, 2021 and for fiscal year ended December 31, 2021, respectively.
Information about QT Imaging, page 201

28.      We refer to your description on page 201 and throughout the prospectus
of QT Imaging   s
         body imaging technology as    safe.    Please note that determinations
of safety and efficacy
         are solely within the authority of the FDA; therefore, please revise the prospectus to remove all references and/or implications of safety and efficacy. With respect to
         references to QT Breast Scanner, please revise references to    safety
   to clarify that the
         device received FDA clearance as a supplementary imaging device only and is not a replacement for screening mammography.
29. We note your disclosure on pages 237 and 246 that the QT Breast Scanner is categorized
         as a Class II medical device that received FDA   s 510(k) market
clearance in 2017. Please
         revise to include this disclosure under the Overview heading of this section, where applicable, and in the Prospectus Summary. We also refer to your business strategy to introduce a comprehensive body-safe imaging technology and medical imaging for infants in the future. Please disclose the current stage of development for your QTScan and
         Infant Scanner devices and when you expect to submit premarket notification submissions to the FDA.
30. Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. For example, please briefly explain what you mean by B-mode reflection images, reflection transducer, vasculature,
         HHUS, dense breasts, cryoablation and articulating.
31. We note your disclosure on page 203 relating to the breast medical imaging market, which is segmented by the ionizing and non-ionizing breast imaging segments. Please expand your disclosure to discuss the adverse effects of various medical imaging methods, such as ionizing radiation, compression associated with mammography and heavy metal injections required for breast MRI. We refer to your disclosure on page 219 that ionizing radiation
FirstName LastNameRaluca Dinu
       exposure raises risk of cancer, including leukemia, breast cancer, thyroid cancer and brain
Comapany    NameGigCapital5,
       cancer.                  Inc. whether any adverse effects have been
observed with various
               Please also discuss
March ultrasound  systems
       14, 2023 Page   6 and technologies.
FirstName LastName
 Raluca Dinu
FirstName  LastNameRaluca Dinu
GigCapital5, Inc.
Comapany
March      NameGigCapital5, Inc.
       14, 2023
March7 14, 2023 Page 7
Page
FirstName LastName
Industry & Market Opportunity, page 203

32. You disclose on page 203 that the annual worldwide medical imaging market is currently estimated to be $40 billion with the United States accounting for $10 billion. Please revise to disclose the estimated total addressable market for medical screening for the detection and diagnostics for cancer. Please also clarify, if true, that your disclosure of the estimated total addressable market of $4.6 billion for medical imaging for breast cancer detection and diagnostics refers to the worldwide market.
33. Please expand your disclosure to discuss the differences, if any, between the type of
         ultrasound technology used in QT Imaging   s devices and Hand-Held
Ultrasound,
         Automated Breast Ultrasound System, breast ultrasound tomography systems, photoacoustic imaging and photoacoustic tomography.
Future Market Opportunities, page 204

34. We note your disclosure on page 208 that the QT Breast Scanner has current applicability
         as a    supplementary imaging device    and is    not intended to be
used as a replacement for
         screening mammography.    You also disclose on page 230 that
Mammography Quality
         Standards Act and Program centers will be an attractive market for QT Imaging once the company has received primary clearance from the FDA for high-risk young women.
         Please revise your disclosure throughout the prospectus to clarify the combined
         company   s business strategy to "seek expanded FDA clearance" of the
QT Breast Scanner
         as an alternative to screening mammography.
QT Breast Scanner, page 205

35. We note your disclosure on pages 210 and 216 relating to the mini study assessing the ability of technology to identify masses in dense breasts and clinical studies comparing the image quality of the QTScans and MRIs, respectively. Please revise to clarify the scope, size and design of the clinical studies and whether the studies were powered to show statistical significance, as applicable.
Our People, page 206

36. We note your disclosure on page 226 of the fourteen granted patents and five patent applications associated with your Chief Product Officer. Please clarify whether any of these granted patents or patent applications are related to or currently utilized in QT
         Imaging   s medical imaging technology platform.
Medical Advisory Board, page 230

37. We note your disclosure that QT Imaging intends to assemble a medical advisory board and also plans to develop key opinion leaders. If material, please include disclosure that describes how members of the medical advisory board and key opinion leaders will be selected and compensated, and whether there are any rules or procedures governing such
 Raluca Dinu
GigCapital5, Inc.
March 14, 2023
Page 8
         members and key opinion leaders.
Comparison with currently available devices, page 233

38. We refer to your disclosure relating to large competitors with currently available FDA-
         cleared devices. You also disclose on page 61 that your competitors employ newer methods of medical imaging and early detection other than Hand-Held Ultrasound,
         Automatic Breast Ultrasound, mammography and MRIs. Please disclose whether any of your competitors employ non-ionizing breast imaging methods that have obtained primary screening clearances and can serve as replacements for screening mammography and/or offer 3D images.
Manufacturing, page 234

39. We note your disclosure on page 234 that QT Imaging devices consist of custom designed components and off-the-shelf components that are supplied by approved vendors in the
         United States. You also disclose on page 61 that QT Imaging is dependent on a number of key suppliers for components and sub-assemblies. Please clarify whether QT Imaging relies on any single and/or sole suppliers for certain components and materials used in manufacturing its products. If so, please expand your disclosure to discuss your sources and availability of raw materials and the names of any principal suppliers. See Item
         101(h)(4)(v) of Regulation S-K.
Intellectual Property, Patents & Trademarks, page 236

40.      We note your disclosure relating to QT Imaging   s patent portfolio.
Please revise to
         identify the type of patent protection for each patent listed. Background to of the Business Combination, page 299

41. We note your disclosure on page 302 that GigCapital5 delivered letters of intent to more than ten potential business combination targets, other than QT Imaging. Please expand your disclosure of these potential business combination targets the GigCapital5 Board
         considered and discuss the Board   s analysis in reaching its
conclusion not to pursue
         potential business combination targets.
42. Please identify the individuals and/or parties who participated in the meetings and discussion described throughout this section. By way of example only, we refer to your disclosure on page 309 that the GigCapital5 Board discussed and evaluated QT Imaging with an international consulting company and investment bank research analysis. Please
FirstName LastNameRaluca Dinu
       revise your disclosure to identify this consulting company, investment bank and any other
Comapany    NameGigCapital5,
       financial                Inc.
                 advisors that provided additional services to GigCapital5 in connection with the
March transaction and8whether any fees are conditioned on the completion of the transaction.
       14, 2023 Page
FirstName LastName
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FirstName  LastNameRaluca Dinu
GigCapital5, Inc.
Comapany
March      NameGigCapital5, Inc.
       14, 2023
March9 14, 2023 Page 9
Page
FirstName LastName
43. Please revise your disclosure in this section to describe how the GigCapital5 Board arrived at a valuation of $151 million for QT Imaging. Please address in your revisions the methodology employed in reaching the valuation. We note your disclosure that
         GigCapital5 presented an analysis of the valuation of QT Imaging primarily based on comparable valuations of ten publicly traded companies that were selected with the assistance of Northland Securities. Please revise to expand your discussion of the analysis, conclusions and underlying assumptions of such comparable public company valuations.
44. We note your disclosure that GigCapital5 sent an initial draft letter of intent to QT
         Imaging in which it proposed the terms of a business combination. Please revise to clarify how the transaction structure and consideration evolved during the negotiations, including the discussions, proposals and counter-proposals made during the course of the negotiations with respect to the material terms of the merger, such as the calculation of the proposed merger consideration, equity compensation and changes to the earnout provision. By way of example only, we refer to the discussions and inquiries from Ms.
         Donigan and the Chief Financial Officer of QT Imaging on page 306 relating to the proposed merger consideration, organization and capitalization of the combined company, as well as equity compensation.
45. Please expand your disclosure of the selection criteria for comparable valuations of publicly traded peer companies referenced on page 191, including how the criteria was chosen (including, but not limited to, publicly traded companies with less than $25 million in revenue) and whether any companies meeting the selection criteria were excluded from the analysis. Disclose the valuations and multiples for each company in the analysis, as well as the financial data used to derive such multiples, and explain how this analysis was applied to determine the valuation for QT Imaging.
Material U.S. Federal Income Tax Considerations, page 314

46. Please revise to include a tax opinion covering the material tax consequences of the redemption and state that the disclosure in this section represents the opinion of counsel.
         Please also remove language stating that    generally    certain tax
consequences will apply
         or assuming certain consequences. For further guidance see Staff Legal Bulletin No. 19 for guidance.
QT Imaging Inc.- Notes to Consolidated Financial Statements
Revenue Recognition , page F-51

47. Please disclose the revenue disaggregation as required by ASC 606-10-55-90 and state how you recognize training and maintenance sales.
 Raluca Dinu
FirstName  LastNameRaluca Dinu
GigCapital5, Inc.
Comapany
March      NameGigCapital5, Inc.
       14, 2023
March1014, 2023 Page 10
Page
FirstName LastName
General

48. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Christie Wong at 202-551-3684 or Jeanne Baker at 202-551-3691 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Industrial Applications and
                                                               Services
cc:      Jeffrey C. Selman, Esq.